                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*



                      J.B. HUNT TRANSPORT SERVICES, INC.

                         Common Stock, $.01 par value

                                  445658-10-7


Check the following if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to all other provisions of the Act, (however, see the Notes).


                        (Continued on following pages)

                                 SCHEDULE 13G

CUSIP No. 445658-10-7                                                Page 2 of 5


 1.  Name of Reporting Person
     ------------------------
     S.S. of I.R.S. Identification No. of Above Person
     -------------------------------------------------

     J.B. Hunt *

     * The shares reported on this schedule 13G are beneficially owned by Mr. J.B. Hunt through the J.B. Hunt LLC ("Hunt LLC"), an Arkansas limited liability company. Mr. Hunt owns in excess of 98.46% of the interest in the Hunt LLC and is the sole manager of the Hunt LLC with the remaining interests being owned by Mrs. Johnelle D. Hunt (1.52%) and Jane Hunt Tinnin, Johnnie Bryan Hunt, Jr., and Kirk Thompson (.0001%) each. The transfer of these shares did not result in a change in the beneficial ownership of these shares.

 2.  Check the appropriate box if a member of a group
     ------------------------------------------------

                                                        (a)  [ ]

                                                        (b)  [X]

 3.  SEC USE ONLY
     ------------

 4.  Citizenship or Place of Organization

     United States of America

                                        [  5. Sole Voting Power       15,179,744
                                        [     -----------------
     Number of Shares                   [  6. Shared Voting Power             0
     Beneficially Owned                 [     -------------------
     By Each Reporting                  [  7. Sole Dispositive Power   3,200,000
     Person With                        [     ----------------------
                                        [  8. Shared Dispositive Power        0
                                        [     ------------------------

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     15,179,744 shares

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
     ------------------------------------------------------------------

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------

     39.22%

12.  Type of Reporting Person
     ------------------------

     IN

                                 SCHEDULE 13G

CUSIP No. 445658-10-7                                                Page 3 of 5

Item 1(a).      Name of Issuer
                --------------

                J.B. Hunt Transport Services, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices
                -----------------------------------------------

                615 J.B. Hunt Corporate Drive
                Lowell, Arkansas 72745

Item 2(a).      Name of Person Filing
                ---------------------

                J.B. Hunt

Item 2(b).      Address of Principal Business Office, or, if None, Residence
                ------------------------------------------------------------

                615 J.B. Hunt Corporate Drive
                Lowell, Arkansas 72745

Item 2(c).      Citizenship
                -----------

                Unites States of America

Item 2(d).      Title of Class of Securities
                ----------------------------

                Common Stock, $.01 par value

Item 2(e).      CUSIP No.
                ---------

                445658-10-7

Item 3.         Not Applicable

Item 4.         Ownership
                ---------

                (a)     Amount Beneficially Owned: 15,179,744 shares (1)

                (b)     Percent of Class: 39.22%

                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:
                                15,179,744

                        (ii)    shared power to vote or to direct the vote: None


----------
(1) Includes 3,200,000 shares held by Mr. J.B. Hunt, 2,092 shares held in Mr. Hunt's 401(k) plan, and 11,977,652 shares held by the J.B. Hunt LLC.

                                 SCHEDULE 13G

CUSIP No. 445658-10-7                                                Page 4 of 5


                        (iii) sole power to dispose or to direct the disposition of: 3,200,000

                        (iv) shared power to dispose or to direct the disposition of: None

Item 5.         Ownership of Five Percent or Less of a Class
                --------------------------------------------

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person
                ---------------------------------------------------------------

                Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company
                -------

                Not Applicable

Item 8.         Identification and Classification of Members of the Group
                ---------------------------------------------------------

                Not Applicable

Item 9.         Notice of Dissolution of Group
                ------------------------------

                Not Applicable

Item 10.        Certification
                -------------

                Not Applicable

                                 SCHEDULE 13G

CUSIP No. 445658-10-7                                                Page 5 of 5




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          2-13-96
                                                        ------------------------
                                                        Date


                                                         /S/ J.B. HUNT
                                                        ------------------------
                                                        J.B. Hunt